UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Medianet Group Technologies, Inc.
          -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

          -------------------------------------------------------------
                             Cusip Number 58447E108
                                Norman H. Pessin
                          366 Madison Avenue-14th Floor
                            New York, New York 10017
                                 (212) 661-2670

          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                     9/27/07

          ------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

PAGE 2
CUSIP No. 58447E108
Schedule 13D

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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1)SEP IRA FBO Norman H. Pessin ###-##-####

  2) Sandra F. Pessin ###-##-#### 3) Norman H. Pessin ###-##-####

-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)  [ v ]
  (b)  [ v ]
  (c)  [ v ]

-------------------------------------------------------------------------------
3 SEC USE ONLY

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4 SOURCE OF FUNDS
  PF

-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States

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NUMBER OF SHARES        7  SOLE VOTING POWER
BENEFICALLY                1) SEP IRA FBO Norman H. Pessin --------
OWNED BY EACH              2) Sandra F. Pessin  400,000
REPORTING                  3) Norman H. Pessin  -------------------
PERSON WITH             -------------------------------------------------------
                        8  SHARED VOTING POWER

                           - - - - - - - - - -
                        -------------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                           1)---------
                           2)400,000
                           3)---------

                        -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                           - - - - - - - - - - -
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1) ---------
   2) 400,000
   3) ---------

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1) ----
   2) 3.34%
   3) ----

-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   IN

-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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PAGE 3
CUSIP No. 58447E108
Schedule 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value (the "Common Stock"), of Medianet Group Technologies, Inc., (the "Issuer"), whose principal executive offices are located at 5100 W. Copans Road, Suite 710, Margate, Florida 33063.

Item 2. Identity and Background

This Schedule 13D is being filed by SEP F/B/O Norman H. Pessin, for Sandra F. Pessin and for Norman H.Pessin (each a "Reporting Person") Certain information with respect to each Reporting Person is set forth below:

Name and Address:                    1) SEP IRA F/B/O
                                        Cusip Number 58447E108
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     2) Sandra F. Pessin Cusip Number 58447E108
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

                                     3) Norman H. Pessin Cusip Number 58447E108
                                        366 Madison Avenue-14th Floor
                                        New York, New York 10017

Principal Occupation:                1) N.A.
                                     2) Housewife
                                     3) Retired

Criminal convictions:                1) N.A.
                                     2) None
                                     3) None

Civil proceedings:                   1) N.A.
                                     2) None
                                     3) None

Citizenship:                         1) N.A.
                                     2) United States
                                     3) United States


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PAGE 4
CUSIP No. 58447E108
Schedule 13D

Item 3. Source and Amount of Funds or Other Consideration. The reporting persons other than Sandra F. Pessin disposed of all shares of the issuer owned by them. Sandra F. Pessin disposed of all but 400,000 shares as follows:

1) SEP IRA FBO Norman H. Pessin

     Shares Sold       Sale Date             Sale Price             Proceeds
     -----------       ---------             ----------             --------

     24,000            04/12/2007            0.2500                 5,899.90

     1,000             04/17/2007            0.2338                 228.80

     20,000            04/17/2007            0.2338                 4,575.93

     19,000            04/17/2007            0.2338                 4,347.12

     21,000            09/20/2007            0.0700                 1,442.67

     29,000            09/20/2007            0.0700                 1,992.27

     1,000             09/26/2007            0.0700                 69.42

     60,000            09/26/2007            0.0700                 4,165.18

     15,000            09/26/2007            0.0700                 1,041.30

     12,500            09/26/2007            0.0700                 867.75

     6,500             09/26/2007            0.0700                 451.23

     53,500            09/27/2007            0.0758                 4,039.52

     22,500            09/27/2007            0.0758                 1,698.87

     10,000            09/27/2007            0.0758                 755.05

     25,000            09/27/2007            0.0758                 1,887.63

     10,000            09/27/2007            0.0758                 755.05

     5,000             09/27/2007            0.0758                 377.53

     10,000            09/27/2007            0.0758                 755.05

     10,000            09/27/2007            0.0758                 755.05

     20,000            09/27/2007            0.0758                 1,1510.10

     5,000             09/27/2007            0.0758                 377.53

     5,000             09/27/2007            0.0758                 377.53

     85,000            09/27/2007            0.0758                 6,417.95

     30,000            09/27/2007            0.0758                 2,265.16

     50,000            09/27/2007            0.0758                 3,775.26

     10,000            09/27/2007            0.0758                 755.05

     10,000            09/27/2007            0.0758                 755.05

     15,000            09/27/2007            0.0758                 1,132.58

     12,500            09/27/2007            0.0758                 943.82

     15,000            09/27/2007            0.0758                 1,132.58

     7,500             09/27/2007            0.0758                 566.29

     10,000            09/27/2007            0.0758                 755.05

     12,000            09/27/2007            0.0758                 906.06

     10,000            09/27/2007            0.0758                 755.05

     17,000            09/27/2007            0.0758                 1,283.59

     5,000             09/27/2007            0.0758                 377.53

     15,000            09/27/2007            0.0758                 1,132.58

     5,000             09/27/2007            0.0758                 377.53

     26,000            09/27/2007            0.0758                 1,963.14

2) Sandra F. Pessin

     Shares Sold       Sale Date             Sale Price             Proceeds
     -----------       ---------             ----------             --------

     50,000            08/02/2007            0.1125                 5,559.91

     53,250            08/21/2007            0.0628                 3,299.80

     15,000            08/21/2007            0.0628                 929.52

     5,000             08/21/2007            0.0628                 309.84

     5,000             08/21/2007            0.0628                 309.85

3) Norman H. Pessin

     Shares Sold       Sale Date             Sale Price             Proceeds
     -----------       ---------             ----------             --------

     20,000            08/23/2007            0.0730                 1,451.97

     72,500            08/23/2007            0.0730                 5,263.41

     70,000            08/23/2007            0.0730                 5,081.91

     500,000           09/24/2007            .01                    5,000

     527,500           09/24/2007            .01                    5,027

     333,334           09/24/2007            .01                    3,333


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PAGE 5
CUSIP No. 58447E108
Schedule 13D

Item 4. Purposes of the Transactions

The purposes of the transactions were to dispose of all shares of the issuer owned by the reporting persons.

Item 5. Interest in Securities of the Issuer

SEP IRA F/B/O Norman H. Pessin owns 0 shares of common stock of the Issuer. Sandra F. Pessin continues to own 400,000 shares. Norman H. Pessin owns 0 shares of common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           SEP IRA F/B/O Norman H. Pessin


                           By:__________________________

                                Norman H. Pessin

                              __________________________
                                Sandra F. Pessin

                              __________________________
                                Norman H. Pessin

October   ,2007